Mail Stop 4561

May 12, 2008

Mr. George J. Carter
President
FSP 303 East Wacker Drive Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880-6210

> **Re:** **FSP 303 East Wacker Drive Corp.**
> **Registration Statement on Form 10**
> **Filed April 11, 2008**
> **File No. 000-53165**

Dear Mr. Carter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Business, page 1

2.   Please disclose the costs and effects of any governmental regulations or compliance with environmental law applicable to you. We refer you to Item 101(h)(4) of Regulation S-K.

Permanent Mortgage Loan, page 4

3.   Please revise to explain how holders of your Preferred Stock could benefit from permanent debt financing or some other capital event. Also, please clarify what you mean by "other capital event."

Item 1A. Risk Factors, page 5

4.   Please revise your disclosure to include risks associated with investing in your stock or explain to us why you believe this is not applicable. We refer you to Item 503(c) of Regulation S-K and Item 1A of Form 10.

Material U.S. Federal Income Tax Considerations, page 10

5.   Please revise to clarify whether you made the election to be taxed as a REIT for the taxable year ended December 31, 2007.

Item 3. Properties, page 20

6.   Please disclose the annual rent paid by each of KPMG and CTE. Also, disclose the average effective annual rent per square foot for the office building for each of the past five years.

7.   Please disclose a schedule of lease expirations for each of the next ten years, starting with 2008. State the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rent represented by such leases, and the percentage of gross annual rental represented by such leases.

8.   We note your disclosure in Item 3 and throughout the registration statement that a remeasurement of the property in 2002 concluded that the property's rentable space could be increased. Outline briefly any proposed program for the renovation or improvement of the property, including the estimated cost thereof and the method of financing to be used.

<u>Item 15. Financial Statements and Exhibits, page 30</u>

9.   Please file as an exhibit the management agreement with Hines Interests Limited
        Partnership referenced on page 3 of the registration statement or tell us why you
        believe the agreement does not need to be filed. We refer you to Item 601(b)(10)
        of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Mr. George J. Carter
President
FSP 303 East Wacker Drive Corp.
May 12, 2008
Page 4

   Please contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3785 if you have questions regarding these comments or on any related matters.

               Sincerely,

               Karen J. Garnett
               Assistant Director